Chapman and Cutler LLP
                             111 West Monroe Street
                            Chicago, Illinois 60603


                                October 15, 2013


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1073
                     Alternative Income Portfolio, Series 1
                       File Nos. 333-189800 and 811-03763
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Dear Mr. Bartz:

      This letter is in response to your comment letter dated August 2, 2013, regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1073, filed on July 3, 2013 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the Alternative Income Portfolio, Series 1 (the "Trust").

PROSPECTUS

Investment Summary -- Principal Investment Strategy

       1. Since the Trust includes the term "alternative" in its name, please provide a policy to invest, under normal circumstances, at least 80% of the value of the Trust's assets in "alternative" investments. See Rule 35d-1 under the Investment Company Act of 1940.

      Response: The following has replaced the first sentence under the "Principal Investment Strategy" section: "Under normal circumstances, the trust will invest at least 80% of the value of its assets in alternative asset classes consisting of real estate investment trusts ("REITs"), business development companies ("BDCs"), master limited partnerships ("MLPs") and shares of closed-end investment companies ("Closed-End Funds") that invest in MLPs."

Investment Summary -- Security Selection

       2. This section lists the factors the Trust will use when selecting investments, but does not discuss how the Trust will apply those factors. For example, the disclosure states that the Trust will consider the investment objective of closed-end funds without discussing what closed-end fund objectives the Trust will choose (e.g., income, total return). Please revise this section to clarify how the Trust will apply the factors.

      Response: The "Security Selection" section has been replaced with the following:

         "The trust invests in a portfolio of MLPs, REITs and BDCs.

                      Master Limited Partnerships Segment

      The sponsor includes individual MLPs as well as common shares of Closed-End Funds that invest in MLPs. The individual MLPs are selected based on, but not limited to, the following considerations:

            1. Liquidity - The sponsor seeks to avoid MLPs that are less liquid compared to their peers.

            2. Yield - The sponsor prefers MLPs that offer higher yields through dividends provided the dividends are supported by operational cash flows.

            3. Distribution Growth - The sponsor prefers MLPs that have customarily achieved increasing rates of dividend growth.

            4. Valuations - The sponsor prefers MLPs with greater potential for increased valuation.

            5. Debt Levels - The sponsor prefers MLPs with low or manageable levels of leverage.

      The sponsor includes shares of Closed-End Funds that invest in MLPs. The Closed-End Funds are selected based on, but not limited to, the following considerations:

            1. Investment Objective - The sponsor includes Closed-End Funds that contain a MLP focus in their investment strategy.

            2. Premium/Discount - The sponsor prioritizes Net Asset Value ("NAV") discounts over peer and historic discounts when selecting Closed-End Funds.

            3. Dividend - The sponsor prefers Closed-End Funds that offer higher yields through dividends provided the dividends are supported by underlying income.

            4. Performance - The sponsor prefers Closed-End Funds with managers that have historically outperformed their peers.

            5. Liquidity - The sponsor seeks to avoid Closed-End Funds that are less liquid compared to their peers.

                     Real Estate Investment Trusts Segment

      The REITs are selected by the sponsor based on, but not limited to, the following factors:

            1. Liquidity - The sponsor seeks to avoid REITs that are less liquid compared to their peers.

            2. Volatility - The sponsor seeks to avoid REITs that are have been more volatile compared to their peers within the prior year.

            3. Yield - The sponsor prefers REITs with higher yields.

                     Business Development Companies Segment

      The BDCs are selected by the sponsor based on, but not limited to, the following factors:

            1. Liquidity - The sponsor will seek to avoid BDCs that are less liquid compared to their peers.

            2. Yield - The sponsor will prefer BDCs with higher yields."

Investment Summary -- Security Selection - Business Development Companies
Segment

       3. Please describe in this section the types of investments that the Trust's business development companies ("BDCs") are expected to hold. If the Trust's BDCs are expected to hold fixed income securities, please provide the credit quality and maturity policies for these investments, and include the term "junk bonds" in the description of fixed income securities rated below investment grade. If the Trust's BDCs are expected to hold equity securities, please describe the market capitalizations of these equity securities.

      Response: The Trust does not have a particular policy regarding the investments that the BDCs may hold. Instead, the Trust will pick attractive BDCs based upon factors such as liquidity and yield. In general, the BDCs held by the Trust may hold equity or fixed-income securities issued by domestic or foreign companies. These securities may include the securities of small-, mid- or large capitalization companies. In addition, the securities may be rated investment-grade or non-investment-grade or "junk" securities. If fixed-income securities are held by the BDCs, the Trust will allow them to have any policy regarding credit quality and maturity.

      In response to this comment, the following has been added to the end the referenced section: "The BDCs held by the trust may hold equity or fixed-income securities issued by domestic or foreign companies. These securities may include the securities of small-, mid- or large capitalization companies. In addition, the securities held by the BDCs included the Trust may be rated investment-grade or non-investment-grade. High-yield or "junk" bonds, the generic names for bonds rated below investment-grade, are frequently issued by corporations in the growth stage of their development or by established companies that are highly leveraged or whose operations or industries are depressed. Obligations rated below investment-grade should be considered speculative as these ratings indicate a quality of less than investment-grade. Please see "Principal Risks" and "Investment Risks" for additional information about the risks of investing in high-yield or "junk" securities."

Investment Summary -- Principal Risks

      4. The third paragraph in the fifth bullet point in this section describes the high expenses of BDCs. Please include in this section a description of the incentive fees that may be payable to the investment advisers of the Trust's BDCs. Also, the eleventh bullet point in this section states that some of the Trust's BDCs hold below investment-grade or "junk" securities. Please disclose the Trust's investment strategy regarding BDCs that invest in "junk" securities in the Security Selection section.

      Response: The following has been added after the first sentence in the third paragraph of the referenced section: "In addition, a BDC may pay an incentive fee to its investment adviser. The potential for the investment advisor to earn incentive fees may create an incentive for the investment adviser to make investments that are riskier or more speculative than would otherwise be in the best interests of the BDC. Additionally, if the base management fee is based on gross assets, the investment adviser may have an incentive to increase portfolio leverage in order to earn higher base management fees. These incentives may raise the expenses paid by a BDC."

      With regard to investments in "junk" securities by the BDCs, please see the response to comment 3.

      5. The sixteenth bullet point in this section states that the Trust may invest in passive foreign investment companies ("PFICs"). Please describe the Trust's investment strategy regarding PFICs in the discussion of the Trust's principal investment strategies.

      Response: This disclosure has been deleted from the "Principal Risks" section.

      We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren